Page 1 of 35


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   ----------

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (Amendment No. ___)*


                          LOUISIANA-PACIFIC CORPORATION
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $1.00 PER SHARE
                         (Title of Class of Securities)

                                    546347105
                                 (CUSIP Number)

                                   Mary A. Lee
                         TPG-Axon Capital Management, LP
                         888 Seventh Avenue, 38th Floor
                            New York, New York 10019
                                 (212) 479-2000
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  JUNE 9, 2005
             (Date of Event Which Requires Filing of this Statement)


        If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

        NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

        * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

        The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)

                              (Page 1 of 18 Pages)

----------------------------                      ----------------------------
CUSIP NO. 546347105              SCHEDULE 13D       Page 2 of 18 Pages
----------------------------                      ----------------------------


--------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

          TPG-Axon Capital Management, LP
--------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (A) |X|

                                                                         (B) |_|
--------------------------------------------------------------------------------
3         SEC USE ONLY

--------------------------------------------------------------------------------
4         SOURCE OF FUNDS

          OO
--------------------------------------------------------------------------------
5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e).

          N/A
--------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
--------------------------------------------------------------------------------
    NUMBER OF      7     SOLE VOTING POWER
     SHARES
                         0
                   -------------------------------------------------------------
  BENEFICIALLY     8     SHARED VOTING POWER

                         6,779,800
                   -------------------------------------------------------------
    OWNED BY       9     SOLE DISPOSITIVE POWER

      EACH               0

   REPORTING
                   -------------------------------------------------------------
     PERSON        10    SHARED DISPOSITIVE POWER

      WITH               6,779,800
                   -------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          6,779,800
--------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
          /_/
--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          6.12%*
--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON

PN
--------------------------------------------------------------------------------
* All percentage ownerships reported in this Schedule 13D are based on 110,855,122 shares of Common Stock issued and outstanding as of April 28, 2005, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2005 filed with the Securities and Exchange Commission on May 10, 2005.

----------------------------                      ----------------------------
CUSIP NO. 546347105              SCHEDULE 13D       Page 3 of 18 Pages
----------------------------                      ----------------------------

--------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

          TPG-Axon Partners GP, LP
--------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (A) |X|

                                                                         (B) |_|
--------------------------------------------------------------------------------
3         SEC USE ONLY

--------------------------------------------------------------------------------
4         SOURCE OF FUNDS

          OO
--------------------------------------------------------------------------------
5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e).

          N/A
--------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
--------------------------------------------------------------------------------
     NUMBER OF     7     SOLE VOTING POWER
      SHARES
                         0
                   -------------------------------------------------------------
  BENEFICIALLY     8     SHARED VOTING POWER

                         2,336,056
                   -------------------------------------------------------------
    OWNED BY       9     SOLE DISPOSITIVE POWER

      EACH               0

   REPORTING
                   -------------------------------------------------------------
     PERSON        10    SHARED DISPOSITIVE POWER

      WITH               2,336,056
--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          2,336,056
--------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
          |-|
--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          2.11%
--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON

          PN
--------------------------------------------------------------------------------

----------------------------                      ----------------------------
CUSIP NO. 546347105              SCHEDULE 13D       Page 4 of 18 Pages
----------------------------                      ----------------------------

--------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

          TPG-Axon Partners, LP
--------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (A) |X|

                                                                         (B) |_|
--------------------------------------------------------------------------------
3         SEC USE ONLY

--------------------------------------------------------------------------------
4         SOURCE OF FUNDS

          WC
--------------------------------------------------------------------------------
5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e).

          N/A
--------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
--------------------------------------------------------------------------------
    NUMBER OF      7     SOLE VOTING POWER
     SHARES
                   0
                   -------------------------------------------------------------
   BENEFICIALLY    8     SHARED VOTING POWER

                         2,336,056
                   -------------------------------------------------------------
    OWNED BY       9     SOLE DISPOSITIVE POWER

      EACH               0

   REPORTING
                   -------------------------------------------------------------
     PERSON        10    SHARED DISPOSITIVE POWER

     WITH                2,336,056
--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          2,336,056
--------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
          |-|
--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          2.11%
--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON


          PN
--------------------------------------------------------------------------------

----------------------------                      ----------------------------
CUSIP NO. 546347105              SCHEDULE 13D       Page 5 of 18 Pages
----------------------------                      ----------------------------


--------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

          TPG-Axon GP, LLC
--------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (A) |X|

                                                                         (B) |_|
--------------------------------------------------------------------------------
3         SEC USE ONLY

--------------------------------------------------------------------------------
4         SOURCE OF FUNDS

          OO
--------------------------------------------------------------------------------
5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e).

          N/A
--------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
--------------------------------------------------------------------------------
    NUMBER OF      7     SOLE VOTING POWER
     SHARES
                         0
                   -------------------------------------------------------------
  BENEFICIALLY     8     SHARED VOTING POWER

                         6,779,800
                   -------------------------------------------------------------
    OWNED BY       9     SOLE DISPOSITIVE POWER

      EACH               0

   REPORTING
                   -------------------------------------------------------------
     PERSON        10    SHARED DISPOSITIVE POWER

      WITH               6,779,800
--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          6,779,800
--------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
          |-|
--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          6.12%
--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON

          OO
--------------------------------------------------------------------------------

----------------------------                      ----------------------------
CUSIP NO. 546347105              SCHEDULE 13D       Page 6 of 18 Pages
----------------------------                      ----------------------------

--------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

          TPG-Axon Partners (Offshore), Ltd.
--------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (A) |X|

                                                                         (B) |_|
--------------------------------------------------------------------------------
3         SEC USE ONLY

--------------------------------------------------------------------------------
4         SOURCE OF FUNDS

          WC
--------------------------------------------------------------------------------
5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e).

          N/A
--------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          Cayman Islands, BWI
--------------------------------------------------------------------------------
    NUMBER OF      7     SOLE VOTING POWER
     SHARES
                         0
                   -------------------------------------------------------------
  BENEFICIALLY     8     SHARED VOTING POWER

                         4,443,744
                   -------------------------------------------------------------
    OWNED BY       9     SOLE DISPOSITIVE POWER

      EACH               0

   REPORTING
                   -------------------------------------------------------------
     PERSON        10    SHARED DISPOSITIVE POWER

      WITH               4,443,744
--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          4,443,744
--------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
          |-|
--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          4.01%
--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON

          OO
--------------------------------------------------------------------------------

----------------------------                      ----------------------------
CUSIP NO. 546347105              SCHEDULE 13D       Page 7 of 18 Pages
----------------------------                      ----------------------------

--------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

          Dinakar Singh LLC
--------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (A) |X|

                                                                         (B) |_|
--------------------------------------------------------------------------------
3         SEC USE ONLY

--------------------------------------------------------------------------------
4         SOURCE OF FUNDS

          OO
--------------------------------------------------------------------------------
5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e).

          N/A
--------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
--------------------------------------------------------------------------------
    NUMBER OF      7     SOLE VOTING POWER
     SHARES
                         0
                   -------------------------------------------------------------
  BENEFICIALLY     8     SHARED VOTING POWER

                         6,779,800
                   -------------------------------------------------------------
    OWNED BY       9     SOLE DISPOSITIVE POWER

      EACH               0

   REPORTING
                   -------------------------------------------------------------
     PERSON        10    SHARED DISPOSITIVE POWER

      WITH               6,779,800
--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          6,779,800
--------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
          |-|
--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          6.12%
--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON

          OO
--------------------------------------------------------------------------------

----------------------------                      ----------------------------
CUSIP NO. 546347105              SCHEDULE 13D       Page 8 of 18 Pages
----------------------------                      ----------------------------

--------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

          Dinakar Singh
--------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (A) |X|

                                                                         (B) |_|
--------------------------------------------------------------------------------
3         SEC USE ONLY

--------------------------------------------------------------------------------
4         SOURCE OF FUNDS

          OO
--------------------------------------------------------------------------------
5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e).

          N/A
--------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          USA
--------------------------------------------------------------------------------
    NUMBER OF      7     SOLE VOTING POWER
     SHARES
                         0
                   -------------------------------------------------------------
  BENEFICIALLY     8     SHARED VOTING POWER

                         6,779,800
                   -------------------------------------------------------------
    OWNED BY       9     SOLE DISPOSITIVE POWER

      EACH               0

   REPORTING
                   -------------------------------------------------------------
     PERSON        10    SHARED DISPOSITIVE POWER

      WITH               6,779,800
--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          6,779,800
--------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
          |-|
--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          6.12%
--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON

          IN
--------------------------------------------------------------------------------

---------------------------                      ----------------------------
CUSIP NO. 546347105              SCHEDULE 13D       Page 9 of 18 Pages
----------------------------                      ----------------------------

     This Schedule 13D is being filed by TPG-Axon Capital Management, LP ("TPG-Axon Management"), TPG-Axon Partners GP, LP ("PartnersGP"), TPG-Axon Partners, LP ("TPG-Axon Domestic"), TPG-Axon GP, LLC ("GPLLC"), TPG-Axon Partners (Offshore), Ltd. ("TPG-Axon Offshore"), Dinakar Singh LLC ("Singh LLC") and Dinakar Singh ("Mr. Singh"). The foregoing persons are sometimes collectively referred to herein as the "Reporting Persons." Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief of the Reporting Persons. This Schedule 13D relates to the Common Stock, par value $1.00 per share (the "Common Stock"), of Louisiana-Pacific Corporation, a Delaware corporation (the "Issuer"). References herein to the "Shares" are to the Common Stock of the Issuer being reported herein by the Reporting Persons.

     The Reporting Persons are making a single, joint filing because they may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Act. The agreement among the Reporting Persons to file jointly (the "Joint Filing Agreement") is attached hereto as Exhibit 1.

     TPG-Axon Management, as investment manager to TPG-Axon Domestic and TPG-Axon Offshore, has the power to direct the disposition and voting of the Shares held by TPG-Axon Domestic and TPG-Axon Offshore. PartnersGP is the general partner of TPG-Axon Domestic. GPLLC is the general partner of PartnersGP and TPG-Axon Management. Singh LLC is a Managing Member of GPLLC. Mr. Singh, an individual, is the Managing Member of Singh LLC and in such capacity may be deemed to control Singh LLC, GPLLC and TPG-Axon Management, and therefore may be deemed the beneficial owner of the securities held by TPG-Axon Domestic and TPG-Axon Offshore. Mr. Singh and Eric Mandelblatt ("Mr. Mandelblatt") are Co-Chief-Executive Officers of TPG-Axon Management.

     Each of Singh LLC, GPLLC, PartnersGP, Mr. Singh and Mr. Mandelblatt disclaims beneficial ownership of all of the shares of Common Stock reported in this Schedule 13D.

ITEM 1.     SECURITY AND ISSUER

     This statement on Schedule 13D relates to the Common Stock, par value $1.00 per share, of the Issuer, acquired by private investment funds managed by TPG-Axon Management. The Issuer's principal executive office is located at 414 Union Street, Suite 2000, Nashville, TN 37219-1711.

ITEM 2.     IDENTITY AND BACKGROUND

     (a) This statement is filed on behalf of TPG-Axon Management, PartnersGP, TPG-Axon Domestic, GPLLC, TPG-Axon Offshore, Singh LLC and Mr. Singh.

     (b) The address of the principal business offices of TPG-Axon Management, PartnersGP, TPG-Axon Domestic, GPLLC, Singh LLC, Mr. Singh and each of the executive officers of TPG-Axon Management, is c/o TPG-Axon Capital Management, LP, 888 Seventh Avenue, 38th Floor, New York, New York 10019. The address of the principal business office of TPG-Axon Offshore is c/o Goldman Sachs (Cayman) Trust Limited, P.O. Box 896 GT, Harbour Centre, George Town, Grand Cayman, Cayman Islands, BWI.

     (c) Each of Mr. Singh and Mr. Mandelblatt is primarily engaged in the business of investment management. The principal business of TPG-Axon Management is to serve as investment manager to the investment funds (TPG-Axon Domestic and TPG-Axon Offshore). The principal business of GPLLC is to act as the general partner of PartnersGP and TPG-Axon Domestic. The principal business of PartnersGP is to act as the general partner of TPG-Axon Management. The principal business of Singh

---------------------------                      ----------------------------
CUSIP NO. 546347105              SCHEDULE 13D       Page 10 of 18 Pages
---------------------------                      ----------------------------

LLC is to act as a Managing Member of GPLLC.

     (d) None of the Reporting Persons, nor any of their executive officers or members have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) None of the Reporting Persons, nor any of their executive officers or members have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) Each of TPG-Axon Management, PartnersGP and TPG-Axon Domestic are Delaware limited partnerships. Each of GPLLC and Singh LLC are Delaware limited liability companies. TPG-Axon Offshore is a Cayman Islands exempted company. Each of Mr. Singh and Mr. Mandelblatt is a United States citizen.

ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     TPG-Axon Offshore has purchased 4,443,744 Shares, using its investment capital and margin accounts in the ordinary course of business, for a total purchase price of approximately $106,770,005.47. TPG-Axon Domestic has purchased 2,336,056 Shares, using its investment capital and margin accounts in the ordinary course of business, for a total purchase price of approximately $56,129,390.46.

ITEM 4. PURPOSE OF TRANSACTION

     The Shares reported in this Schedule 13D were acquired for investment purposes in the ordinary course of business. The Reporting Persons believe that the Common Stock at current market prices is significantly undervalued and represent an attractive investment opportunity. Consistent with such investment purposes, the Reporting Persons may further purchase, hold, vote, trade, dispose of or otherwise deal in the Shares at times, and in such manner, as they deem advisable to benefit from changes in the market price of such Shares, changes in the Issuer's operations, business strategy or prospects, or from sale or merger of the Issuer. The Reporting Persons may take one or more actions set forth under subsections (a) through (j) of Item 4 of Schedule 13D, including seeking to influence or change the Issuer's operations or business development plans, business strategy, management or directors, competitive position, capital structure or capital management policy. The Reporting Persons may discuss such matters with management or directors of the Issuer, other shareholders, industry analysts, existing or potential strategic partners or competitors, and investment and financing professionals. Such factors and discussions may materially affect, and result in, the Reporting Persons' modifying their ownership of Common Stock, exchanging information with the Issuer pursuant to appropriate confidentiality or similar agreements, proposing changes in the Issuer's operations, governance, capitalization, or strategic plans, or in proposing one or more other actions. The Reporting Persons reserve the right to at any time reconsider and change their plans or proposals relating to the foregoing. Except as set forth herein, the Reporting Persons do not have any plan or proposal that would relate to, or result in, any of the matters set forth under subsections (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER

     (a) The Reporting Persons may be deemed to beneficially own, in the aggregate, 6,779,800 Shares, representing approximately 6.12% of the Issuer's outstanding Common Stock (based upon the 110,855,122 Shares stated to be outstanding by the Issuer as of April 28, 2005, in the Issuer's Form 10-Q for the period

---------------------------                      ----------------------------
CUSIP NO. 546347105              SCHEDULE 13D       Page 11 of 18 Pages
---------------------------                      ----------------------------

ending on March 31, 2005, filed with the Securities and Exchange Commission on May 10, 2005). Each of Mr. Singh, Singh LLC, TPG-Axon Management and GPLLC may be deemed to beneficially own 6,779,800 Shares. TPG-Axon Offshore may be deemed to beneficially own 4,443,744 Shares. Each of PartnersGP and TPG-Axon Domestic may be deemed to beneficially own 2,336,056 Shares. Each Reporting Person disclaims beneficial ownership of any of the Shares other than as reported herein as being directly held by it.

     (b) As of the date hereof, Mr. Singh, Singh LLC, TPG-Axon Management and GPLLC have, directly or indirectly, the right to vote and dispose or direct the disposition of, 6,779,800 Shares. Offshore has, directly or indirectly, the right to vote and dispose or direct the disposition of, 4,443,744 Shares. Each of PartnersGP and TPG-Axon Domestic have, directly or indirectly, the right to vote and dispose or direct the disposition of, 2,336,056 Shares. (The percentages herein are based upon the 110,855,122 Shares stated to be outstanding by the Issuer as of April 28, 2005, in the Issuer's Form 10-Q for the period ending on March 31, 2005, filed with the Securities and Exchange Commission on May 10, 2005).

     (c) See Exhibit 2 attached hereto.

     (d) Not applicable.

     (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     Pursuant to Rule 13d-1(k) promulgated under the Exchange Act, the Reporting Persons have entered into an agreement with respect to the joint filing of this statement, and any amendment or amendments hereto, which is attached hereto as
Exhibit 1.

     Except as otherwise set forth herein, the Reporting Persons do not have any contract, arrangement, understanding or relationship with any person with respect to securities of the Issuer.

ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS

Exhibit 1 -- Joint Filing Agreement dated June 20, 2005, signed by each of the Reporting Persons in order to confirm that this statement is being filed on behalf of each of the Reporting Persons.

Exhibit 2 -- Table of Transactions

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  June 20, 2005


                              Dinakar Singh LLC


                             By: /s/  DINAKAR SINGH
                                 ----------------------
                                 Dinakar Singh
                                 Managing Member

---------------------------                      ----------------------------
CUSIP NO. 546347105              SCHEDULE 13D       Page 12 of 18 Pages
---------------------------                      ----------------------------


                             TPG-Axon GP, LLC


                             By: /s/  DINAKAR SINGH
                                 ----------------------
                                 Dinakar Singh
                                 Co-President


                                 TPG-Axon Capital Management, LP
                                 By:  TPG-Axon GP, LLC, general partner


                                 By:  /s/  DINAKAR SINGH
                                      ----------------------
                                      Dinakar Singh
                                      Co-President


                                 TPG-Axon Partners GP, LP
                                 By:  TPG-Axon GP, LLC, general partner


                                 By:  /s/  DINAKAR SINGH
                                      ----------------------
                                      Dinakar Singh
                                      Co-President


                                 TPG-Axon Partners, LP
                                 By:  TPG-Axon Partners GP, LP, general partner
                                 By:  TPG-Axon GP, LLC, general partner



                                 By:  /s/  DINAKAR SINGH
                                      ----------------------
                                      Dinakar Singh
                                      Co-President


                                 TPG-Axon Partners (Offshore), Ltd.


                                 By:  /s/  DINAKAR SINGH
                                      ----------------------
                                      Dinakar Singh
                                      Director


                                      /s/  DINAKAR SINGH
                                      ---------------------
                                      Dinakar Singh

---------------------------                      ----------------------------
CUSIP NO. 546347105              SCHEDULE 13D       Page 13 of 18 Pages
---------------------------                      ----------------------------



                                LIST OF EXHIBITS
                                 TO SCHEDULE 13D



1.   Agreement to Make Joint Filing
2.   Table of Transactions

                                    EXHIBIT 1

                         AGREEMENT TO MAKE JOINT FILING



Each of the undersigned acknowledges and agrees that the foregoing statement on
Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements.


Dated: June 20, 2005


                                    Dinakar Singh LLC


                                    By:  /s/  DINAKAR SINGH
                                         ----------------------
                                         Dinakar Singh
                                         Managing Member


                                    TPG-Axon GP, LLC


                                    By: /s/ DINAKAR SINGH
                                        ----------------------
                                        Dinakar Singh
                                        Co-President


                                    TPG-Axon Capital Management, LP
                                    By: TPG-Axon GP, LLC, general partner


                                    By: /s/ DINAKAR SINGH
                                        ----------------------
                                        Dinakar Singh
                                        Co-President

                                  TPG-Axon Partners GP, LP
                                  By:  TPG-Axon GP, LLC, general partner


                                  By: /s/ DINAKAR SINGH
                                      ----------------------
                                      Dinakar Singh
                                      Co-President


                                  TPG-Axon Partners, LP
                                  By:  TPG-Axon Partners GP, LP, general partner
                                  By:  TPG-Axon GP, LLC, general partner


                                  By: /s/ DINAKAR SINGH
                                      ----------------------
                                      Dinakar Singh
                                      Co-President


                                  TPG-Axon Partners (Offshore), Ltd.


                                  By: /s/ DINAKAR SINGH
                                      ----------------------
                                      Dinakar Singh
                                      Director


                                      /s/ DINAKAR SINGH
                                      ----------------------
                                      Dinakar Singh

                                    EXHIBIT 2

                              TABLE OF TRANSACTIONS


The Reporting Persons listed below purchased the following Shares in the open market in the last sixty days:

      NAME OF REPORTING PERSON    TRADE DATE   NO. OF SHARES   PRICE PER SHARE
         TPG-Axon Partners, LP     4/19/2005        21,148          23.9243
                                   4/19/2005        42,500            23.93
                                   4/20/2005        51,000          23.9064
                                   4/21/2005        13,600            23.93
                                   4/21/2005        68,000          24.0317
                                   4/22/2005         8,500          23.4986
                                   4/22/2005       108,300          23.8461
                                   4/25/2005        36,482          23.8403
                                   4/26/2005        19,788          23.6997
                                   4/26/2005        68,000          23.5424
                                   4/27/2005        56,406          23.7587
                                   4/27/2005       113,900          24.1207
                                   4/28/2005        72,760          24.0028
                                   4/28/2005        17,000            24.15
                                   4/28/2005        20,400             24.1
                                   4/28/2005       220,796          24.1972
                                   4/29/2005        93,500          24.4132
                                    5/2/2005        17,000          24.0052
                                    5/2/2005        68,000          24.1282
                                    5/3/2005        51,748           24.371
                                    5/4/2005         8,750            24.48
                                    5/4/2005        26,250          24.5161
                                    5/5/2005        41,090           24.726
                                    5/6/2005         4,515          24.2092
                                    5/9/2005            35            24.69
                                    5/9/2005        40,250          24.5473
                                   5/10/2005        65,520          24.3715
                                   5/10/2005        57,700          24.2564
                                   5/11/2005        61,950          24.5981
                                   5/11/2005         1,680          24.5246
                                   5/11/2005        32,348          24.5384
                                   5/12/2005        52,500          24.6167
                                   5/12/2005        63,000          24.5065
                                   5/12/2005        35,000            24.57
                                   5/12/2005        17,500            23.89
                                   5/12/2005         8,750               24
                                   5/12/2005        17,500          23.9581
                                   5/13/2005         8,750            23.53
                                   5/13/2005        18,760          23.5076
                                   5/13/2005         8,750           23.314

                                   5/16/2005        26,250          23.7504
                                   5/16/2005         8,750             23.8
                                   5/27/2005        17,500          25.0726
                                    6/9/2005       192,500          23.5001
                                    6/9/2005       161,000          23.6473
                                   6/15/2005         4,515          23.7447
                                   6/15/2005        39,900            23.75
                                   6/20/2005        17,500            23.64
                                   6/20/2005        17,500            23.62
                                   6/20/2005        32,515          23.6925

 TPG-Axon Partners                 4/19/2005        41,052          23.9243
     (Offshore), Ltd.              4/19/2005        82,500            23.93
                                   4/20/2005        99,000          23.9064
                                   4/21/2005        26,400            23.93
                                   4/21/2005       132,000          24.0317
                                   4/22/2005        16,500          23.4986
                                   4/22/2005       210,300          23.8461
                                   4/25/2005        70,818          23.8403
                                   4/26/2005        38,412          23.6997
                                   4/26/2005       132,000          23.5424
                                   4/27/2005       109,494          23.7587
                                   4/27/2005       221,100          24.1207
                                   4/28/2005       141,240          24.0028
                                   4/28/2005        33,000            24.15
                                   4/28/2005        39,600             24.1
                                   4/28/2005       428,604          24.1972
                                   4/29/2005       181,500          24.4132
                                    5/2/2005        33,000          24.0052
                                    5/2/2005       132,000          24.1282
                                    5/3/2005       100,452           24.371
                                    5/4/2005        16,250            24.48
                                    5/4/2005        48,750          24.5161
                                    5/5/2005        76,310           24.726
                                    5/6/2005         8,385          24.2092
                                    5/9/2005            65            24.69
                                    5/9/2005        74,750          24.5473
                                   5/10/2005       121,680          24.3715
                                   5/10/2005       107,300          24.2564
                                   5/11/2005       115,050          24.5981
                                   5/11/2005         3,120          24.5246
                                   5/11/2005        60,252          24.5384
                                   5/12/2005        97,500          24.6167
                                   5/12/2005       117,000          24.5065
                                   5/12/2005        65,000            24.57
                                   5/12/2005        32,500            23.89
                                   5/12/2005        16,250               24
                                   5/12/2005        32,500          23.9581
                                   5/13/2005        16,250            23.53
                                   5/13/2005        34,840          23.5076
                                   5/13/2005        16,250           23.314
                                   5/16/2005        48,750          23.7504

                                   5/16/2005        16,250             23.8
                                   5/27/2005        32,500          25.0726
                                    6/9/2005       357,500          23.5001
                                    6/9/2005       299,000          23.6473
                                   6/15/2005         8,385          23.7447
                                   6/15/2005        74,100            23.75
                                   6/20/2005        32.500            23.64
                                   6/20/2005        32,500            23.62
                                   6/20/2005        60,385          23.6925